Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended				Nine Months Ended
	July 31,				July 31,
	2005		2004		2005		2004
(in thousands, except per share data)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$2,879	$2,879	$1,582	$1,582	$9,208	$9,208	$3,988	$3,988

Weighted average shares
outstanding	6,206	6,206	5,882	5,882	6,156	6,156	5,722	5,722

Dilutive effect if stock options	--	173	--	322	--	169	--	242
	6,206	6,379	5,882	6,204	6,156	6,325	5,722	5,964

Income per common share	$0.46	$0.45	$0.27	$0.25	$1.50	$1.46	$0.70	$0.67